LOTUS PHARMACEUTICALS, INC.
9700 Glades Road, Suite 420
Boca Raton, Florida 33434

Telephone (877) 801-0344

'CORRESP'

April 25, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Vanessa Robertson

Re:	S.E. Asia Trading Company, Inc.
(Currently known as Lotus Pharmaceuticals, Inc.)
Item 4.01 Form 8-K
Filed November 13, 2006
File No. 001-32581

Ladies and Gentlemen:

Reference is made to the Staff’s comments under cover of its letter dated November 16, 2006 on the above-referenced filing. The following numbered responses correspond to the Staff’s numbered comments in its November 16, 2006 letter.

In response to the Staff’s comments, please be advised as follows:

Item 4.01 (a)

1. Please amend the first paragraph of your filing to state that the former accountant was dismissed as required by Item 304(a)(l)(i) of Regulation S-B. It is not sufficient to state that LBB & Associates, Ltd., LLP was to be replaced.

Response:

On Form 8-K/A as filed on April 25, 2007, we modified our first paragraph stating that the former auditor was dismissed as required by Item 304(a)(l)(i) of Regulation S-B.

2. Please amend the third paragraph to state whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion. Your current disclosure only covers the most recent report

Response:

On Form 8-K/A as filed on April 25, 2007, we modified our third paragraph stating whether the principal accountant's report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion.

3. Please file an amended report once the Board of Directors has approved the decision to change accountants and the appointment of the new accountants. Please ensure that the amendment revises the subsequent interim period in both the fourth and sixth paragraphs to be the interim period through the date the Board approves the dismissal of the former accountant and the interim period through the date the Board approves the engagement of the new accountant.

Response:

On Form 8-K/A as filed on April 25, 2007, we indicated when the board approved the decision to change accountants and the appointment of the new accountants. Additionally, the amendment revises the subsequent interim period in both the fourth and sixth paragraphs to be the interim period through the date the Board approves the dismissal of the former accountant and the interim period through the date the Board approves the engagement of the new accountant.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

On Form 8-K/A as filed on April 25, 2007, we filed an updated exhibit 16 letter.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned.

Very truly yours,

/s/ Adam Wasserman
Adam Wasserman
Chief Financial Officer

cc:	Richardson & Patel, LLP
Sherb & Co., LLP